Exhibit 99.1

SEARS CANADA INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of Sears Canada Inc. (the “Company”) will be held in the Auditorium (Fourth Floor), 290 Yonge Street, Toronto, Ontario, on Wednesday, June 14, 2017 at 8:00 a.m., Eastern time, for the following purposes:

1.                                      to receive the audited consolidated financial statements of the Company for the financial year ended January 28, 2017 and the auditors’ report thereon;

2.                                      to elect directors;

3.                                      to appoint auditors and to authorize the directors to fix the auditors’ remuneration; and

4.                                      to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Toronto, Ontario

April 25, 2017

By order of the Board of Directors.

Philip Mohtadi

General Counsel and Corporate Secretary

Shareholders who are unable to be present at the Meeting are requested to complete the enclosed form of proxy. Completed proxies must be returned to CST Trust Company, the Company’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); (iii) via telephone at 1(888)489-7352 (within Canada and the United States); (iv) via the Internet at cstvotemyproxy.com; or (v) via email to proxy@canstockta.com, by 5:00 p.m. (Eastern time) on June 12, 2017, or if the Meeting is adjourned or postponed, not later than 5:00 p.m., (Eastern time) on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting.